UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the Month of December, 2016

Commission File Number 001-34958

CHINA XINIYA FASHION LIMITED

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People’s Republic of China (86) 1365 5939 932

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A )

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On December 23, 2016, the Company received a notice from its independent registered public accounting firm, GHP Horwath, P.C. (“GHP”), that GHP has chosen not to stand for re-appointment as the Company’s auditor for the fiscal year ending December 31, 2016, and effective as of December 23, 2016, the client-auditor relationship between the Company and GHP ceased. The resignation of GHP was not recommended by the Company’s audit committee nor was the audit committee’s approval required.

GHP has informed us that its employees have agreed to join another independent registered public accounting firm effective January 1, 2017. The audit reports of GHP on the Company’s consolidated financial statements for the fiscal years ended December 31, 2015 and 2014, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of GHP on the December 31, 2015, consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2015, and for the subsequent period through December 23, 2016, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with GHP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GHP, would have caused it to make reference in connection with its opinion to the subject matter of the disagreement. Further, during the fiscal year ended December 31, 2015 and through December 23, 2016, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

In accordance with Item 304(a)(3) of Regulation S-K, the Company furnished GHP with a copy of this Form 6-K on December 28, 2016, providing GHP with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

New Independent Registered Public Accounting Firm

The Company announced on December 28, 2016 that it has appointed RT LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The Audit Committee of the Board of Directors approved the appointment of RT LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, subject to completion of its standard client acceptance procedures.

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EXHIBIT INDEX

Number	Description of Document

99.1	Press release dated December 28, 2016

99.2	Letter from GHP Horwath P.C. to the Securities and Exchange Commission, dated December 28, 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

Date: December 28, 2016	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer

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